March 11, 2008

VIA EDGAR

Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	MCG Capital Corporation Registration Statement on Form N-2—File No. 333-148805; 814-00239

Dear Ms. Cole:

On behalf of MCG Capital Corporation (the “Company”), enclosed please find pages marked to show changes made to the above-captioned registration statement on Form N-2 (the “Registration Statement”), filed on January 23, 2008. The enclosed changes will be incorporated into Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

The enclosed changes are in response to your letter dated February 12, 2008, which sets forth the comments of the staff of the Division of Investment Management on the Company’s Registration Statement. The staff’s comments are set forth below and are numbered to correspond to their ordering in your letter. Each of the staff’s comments is followed by the Company’s response.

The Company intends to file Amendment No. 1 to incorporate the staff’s comments as well as to update certain financial and other information.

Prospectus

Comment:

1.

The disclosure states that stockholders will receive one right for every seven outstanding shares of common stock owned on the record date and the rights entitle the holders to purchase one new share of common stock for every right

Mary A. Cole, Esq.

March 11, 2008

held. In your response letter, confirm whether this structure conforms with the conditions established in the No-Action Letter issued to the Association of Publicly Traded Investment Companies (August 2, 1985).

Response:

In the No-Action Letter issued to the Association of Publicly Traded Investment Companies (August 2, 1985) (the “Letter”), the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Staff”) stated that, for purposes of Section 23(b)(1) of the Investment Company Act of 1940, a transferable rights offering made by a closed-end investment company at a price below current net asset value is “in connection with an offering to the holders of one or more classes of its capital stock” if it meets the following conditions:

•	The offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);
•	Management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and
•	The ratio of the offering does not exceed one new share for each three rights held.

After reviewing the Letter, the Company believes that the structure of the rights offering (the “Offering”) as set forth in the Registration Statement conforms to the conditions set forth in the Letter. First, the Offering does not discriminate among stockholders as all record date stockholders are eligible to participate in the Offering. Further, the Company’s stockholders have no preemptive rights. Second, the Company intends to apply for quotation of the rights on the Nasdaq Global Select Market and also intends to engage a dealer manager to provide financial advisory and marketing services in connection with this offer and to solicit the exercise of rights and participation in the over-subscription privilege. Finally, the Company’s ratio of rights to shares does not result in any greater dilution than that approved in the Letter.

As set forth in the Registration Statement, the Company will issue record date stockholders one right for every seven outstanding shares of common stock owned on the record date. The rights entitle the stockholder to purchase one new share of common stock for every right held. In the letter of the Association of Publicly Traded Investment Companies to the Staff dated May 31, 1985, the Association agreed that, as a condition to entering into a transferable rights offering, “a minimum of three shares would be required to be held of record by a shareholder for him to be entitled to receive a right to

Mary A. Cole, Esq.

March 11, 2008

purchase one additional share in any transferable rights offering” (emphasis added). In the Registration Statement, the Company is proposing that seven shares would be required to be held of record by a shareholder for him to be entitled to receive a right to purchase one additional share in the Offering. This ratio is less dilutive than the condition set forth in the Letter and also less dilutive than many of the exchange ratios included in recent transferable rights offerings by other business development companies and closed end investment companies. See Hercules Technology Growth Capital Inc. (File No. 333-131161) (exchange ratio of 1 right for every 3 shares held and 1 right buys 1 share); New America High Income Fund, Inc. (File No. 333-142924) (exchange ratio of 1 right for every 3 shares held and 1 right buys 1 share). See also Exhibit A attached hereto.

Comment:

2.	In the paragraph above the Table of Contents, please state that the prospectus will be amended to reflect material changes.

Response:

The Company has revised the disclosure pursuant to the Staff’s comment.

Comment:

3.	Securitization Transactions—Please disclose the percentage of the portfolio that is transferred to special purpose financing entities and whether the transactions are on a recourse or non-recourse basis. Also, define “consolidated bankruptcy remote special purpose entities.”

Response:

The Company has disclosed that 54% of the portfolio has been transferred to special purpose financing entities and that the transactions are non-recourse. The Company has also added disclosure to explain that a “consolidated bankruptcy remote special purpose entity” is a separate legal entity that is separately capitalized and organized generally to facilitate a specific financing transaction and whose assets, liabilities and operating performance are consolidated into and reflected as part of the financial statements of its owner.

Comment:

4.	Please state in your letter whether or not the fees and expense table assume that all of the rights are exercised.

Response:

The Company hereby confirms that the fees and expenses table assumes that all of the rights will be exercised.

Mary A. Cole, Esq.

March 11, 2008

Comment:

5.	Footnotes (b) to the fee table states that the expenses associated with the administration of the dividend reinvestment plan are included in “Operating Expenses.” Please explain in your letter why these fees are not included in the shareholder transaction expenses in the line “Dividend Reinvestment Plan.”

Response:

The expenses associated with the administration of the dividend reinvestment plan are included in “Operating Expenses” in the fee table as the transfer agent’s fees to administering the dividend reinvestment plan are included in the fee paid by the Company to the transfer agent for acting as the Company’s transfer agent. The Company does not pay these fees separately, and therefore includes the fees within “Operating Expense.”

Comment:

6.	Consider including a statement in footnote (a) that shareholders that exercise their rights through a financial intermediary may be responsible for paying any fees charged by that institution.

Response:

The Company has revised the disclosure pursuant to the Staff’s comment.

General

Comment:

7.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response:

The Company acknowledges the staff’s comment and will include updated information in the pre-effective Amendment No. 1 to the Registration Statement.

Comment:

8.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:

The Company has not submitted and does not expect to submit an exemptive application or no-action request in connection with its registration statement.

Mary A. Cole, Esq.

March 11, 2008

*            *            *

At the time the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the SEC acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (703) 247-7500.

Sincerely,

/s/ Samuel G. Rubenstein

Samuel G. Rubenstein

Executive Vice President

cc:	Cynthia M. Krus, Esq./Sutherland Asbill & Brennan LLP

Mary A. Cole, Esq.

March 11, 2008

Exhibit A

Exchange Ratio Example

Company XYZ has 840,000 total shares outstanding. Shareholders A, B, C and D each own 25% of the total shares outstanding, or

210,000 shares each.

Example 1 (Condition Set Forth in Letter):

Rights Offering Exchange Ratio = 1 right for every 1 share held; 3 right buys 1 share.

Shareholder A = 210,000 rights for a total of 70,000 shares.

Shareholder B = 210,000 rights for a total of 70,000 shares

Shareholder C = 210,000 rights for a total of 70,000 shares

Shareholder D = No Participation

Total Shares Outstanding After Rights Offering: 1,050,000

Shareholder A owns 26.67% of the total shares outstanding following the offering.

Shareholder B owns 26.67% of the total shares outstanding following the offering.

Shareholder C owns 26.67% of the total shares outstanding following the offering.

Shareholder D owns 20.00% of the total shares outstanding following the offering.

Example 3 (MCG Capital Corporation Proposed Exchange Ratio):

Rights Offering Exchange Ration = 1 right for every 7 shares held; 1 right buys 1 share.

Shareholder A = 30,000 rights for a total of 30,000 shares

Shareholder B = 30,000 rights for a total of 30,000 shares

Shareholder C = 30,000 rights for a total of 30,000 shares

Shareholder D = No Participation

Total Shares Outstanding After Rights Offering: 930,000

Shareholder A owns 25.81% of the total shares outstanding following the offering.

Shareholder B owns 25.81% of the total shares outstanding following the offering.

Shareholder C owns 25.81% of the total shares outstanding following the offering.

Shareholder D owns 22.58% of the total shares outstanding following the offering.

Example 2 (Variation of Condition Set Forth in Letter):

Rights Offering Exchange Ratio = 1 right for every 3 shares held; 1 right buys 1 share.

Shareholder A = 70,000 rights for a total of 70,000 shares

Shareholder B = 70,000 rights for a total of 70,000 shares

Shareholder C = 70,000 rights for a total of 70,000 shares

Shareholder D = No Participation

Total Shares Outstanding After Rights Offering: 1,050,000

Shareholder A owns 26.67% of the total shares outstanding following the offering.

Shareholder B owns 26.67% of the total shares outstanding following the offering.

Shareholder C owns 26.67% of the total shares outstanding following the offering.

Shareholder D owns 20.00% of the total shares outstanding following the offering.